BB 2/21

03014758

UNITED STATES
...IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 20 2003

SEC FILE NUMBER
8-47646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newby & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Quince Orchard Rd, Suite 606
(No. and Street)

Gaithersburg (City) MD (State) 20878 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven T. Newby (301) 948-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aronson & Company
(Name – *if individual, state last, first, middle name*)

700 King Farm Blvd 3rd Floor (Address) Rockville (City) MD (State) 20850 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven T. Neway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neway & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/14/03

OFFICIAL SEAL
NOTARY PUBLIC - MARYLAND
KAREN L. HOWELL
MONTGOMERY COUNTY
My Commission Expires October 1, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBY & COMPANY

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31, 2002 AND 2001

Aronson & Company
www.aronsoncompany.com

Table of Contents

	Page
Independent Auditor's Report	1
Audited Financial Statements	
Statements of Financial Condition	2
Notes to Financial Statements	3 - 4
Other Financial Information	
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission	5 - 6
Independent Auditor's Report on Internal Control	7 - 8

700 King Farm Boulevard, Suite 300
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630

Aronson & Company
www.aronsoncompany.com

Independent Auditor's Report

Board of Directors
Newby & Company
Rockville, Maryland

We have audited the accompanying Statements of Financial Condition of **Newby & Company** (an S Corporation) as of December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Newby & Company** as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 5 and 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Aronson & Company

Rockville, Maryland
January 16, 2003

Newby & Company

Statements of Financial Condition

December 31,		2002		2001
Assets				
Cash	$	**16,060**	$	160,283
Trading account securities, at current value		**563,794**		714,640
Commissions receivable		**32,039**		64,089
Prepaid expenses		**10,556**		10,234
Property and equipment (net of accumulated depreciation of $57,957 and $55,583 in 2002 and 2001)		**38,023**		40,397
Deposit with clearing organization		**35,000**		35,000
Deposits		**4,433**		4,433
Other		**20,100**		20,100
Total assets	$	**720,005**	$	1,049,176
Liabilities and Stockholder's Equity				
Accounts payable	$	**12,183**	$	3,754
Clearing broker payable		**305,241**		290,651
Payroll taxes accrued and withheld		**6,862**		99,960
Total liabilities		**324,286**		394,365
Commitments and contingencies		**-**		-
Stockholder's equity				
Common stock, no par value, 1,000 shares authorized, 55 shares issued and outstanding		**1,169,350**		1,119,350
Accumulated deficit		**(773,631)**		(464,539)
Total stockholder's equity		**395,719**		654,811
Total liabilities and stockholder's equity	$	**720,005**	$	1,049,176

The accompanying Notes to Financial Statements are an integral part of these financial statements.

1. Organization and significant accounting policies

Organization: Newby & Company was incorporated on January 26, 1990, pursuant to the laws of the State of Delaware. The Company is a registered broker-dealer and member firm of the National Association of Securities Dealers (NASD).

Cash and cash equivalents: The Company maintains cash balances which may exceed Federally insured limits. The Company does not believe that this results in any significant credit risk.

For purposes of financial statement presentation, the Company considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents.

Trading account securities: Trading account securities are valued at current value.

Securities transactions are recorded on a settlement date basis.

Property and equipment: Property and equipment are recorded at original cost to the Company and are depreciated using accelerated methods over predetermined lives of five to seven years.

Use of accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income taxes: Effective January 1, 1991, the Company elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual Federal income taxes from the Company's taxable income. Consequently, income taxes have not been recorded in the accompanying financial statements.

2. Clearing broker payable

Clearing broker payable represents the interest earned on the deposit placed, commissions earned net of exchange fees and trading account securities not yet paid for. The Company is charged monthly according to the terms of the clearing agreement. The net payable due to the clearing broker was $305,241 and $290,651 at December 31, 2002 and 2001, respectively.

3. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $184,703 and $412,669, respectively, which was $84,703 and $312,669, in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .11 and .25 to 1 at December 31, 2002 and 2001, respectively.

4. Reserve requirements

The Company is exempt from provisions of the Securities and Exchange Commission Reserve Requirement Rule 15c3-3 under clause K2ii, in that the Company is a fully disclosed firm, carries no margin accounts and does not otherwise take custody of or owe funds or securities to customers.

5. Related party transactions

In 2001, the Company entered into an agreement with a company majority owned by the sole stockholder. This agreement provides that this company will reimburse the Company 10% of salary expense for certain employees working on its behalf as well as office space which is sub-leased on a month-to-month basis. The Company was reimbursed $11,477 and $4,372 for the years ended December 31, 2002 and 2001, respectively.

6. Leases

The Company, as lessee, has a lease for office space in Gaithersburg, Maryland, which expires October 31, 2003. The lease provides for fixed increases throughout the term of the lease. Minimum future rental payments required under the lease are $49,411, due in 2003.

7. Retirement plan

In August 2000, the Company established a Simplified Employee Pension Plan (SEP) for all present and future eligible employees. Employees' contributions are limited to $6,000, indexed for inflation, and the employer's matching contributions are limited to 3% of participant's eligible gross salaries. Employees vest immediately in all contributions. The Company contributed $2,200 for the year ended December 31, 2002.

Newby & Company

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

Year Ended December 31, 2002

Total stockholder's equity from Statement of Financial Condition	$	395,719
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		395,719
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		395,719
Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		73,113
B. Aged fails to deliver		-
C. Aged short security differences		-
D. Secured demand note deficiency		-
E. Commodity futures contracts and spot commodities proprietary capital charges		-
F. Other deductions and/or charges		-
Net capital before haircuts on securities positions		322,606
Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments		-
B. Subordinated securities borrowing		-
C. Trading and investment securities		-
1. Bankers' acceptance, certificates of deposit, and commercial paper		-
2. Exempted securities		-
3. State and municipal government obligations		-
4. Debt securities		-
5. Stocks and warrants		-
6. Options		-
7. Other securities		-
D. Undue concentration		137,903
E. Other (List)		-
Net Capital	$	184,703

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report at December 31, 2002 (part IA - form X-17A-5).

Newby & Company

Computation of Basic Net Capital Requirement and Computation of Aggregated Indebtedness Under Rule 15c3-1 of The Securities and Exchange Commission

Year Ended December 31, 2002

Computation of Basic Net Capital Requirement

11. Minimum net capital required	$	100,000
12. Minimum dollar net capital requirement of reporting broker or dealer	$	-
13. Net capital requirement	$	100,000
14. Excess net capital	$	84,703
15. Excess net capital at 1000%	$	182,676

Computation of Aggregate Indebtedness

16. Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	20,273
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
18. Total aggregate indebtedness	$	20,273
19. Ratio: Aggregate Indebtedness to net capital	$	.11 to 1

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report at December 31, 2002 (part IA - form X-17A-5).

Independent Auditor's Report on Internal Control

Board of Directors
Newby & Company
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedules of **Newby & Company** as of and for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aronson & Company

Rockville, Maryland
January 16, 2003